FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 27, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on September 26, 2021

CELLCOM ISRAEL ANNOUNCES AGREEMENT TO UPDATE
SHARING AGREEMENT WITH POTENTIAL BUYER OF XFONE

Netanya, Israel – September 26, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous reports regarding the insolvency proceedings of Marathon (018) Xfone Ltd., or Xfone, and offers for Xfone's purchase under these proceedings (the last of which was filed on Form 6-K on September 7, 2021), on September 24, 2021, following withdrawal from agreements reached to modify the terms of the sharing and usage agreement between the Company and Xfone (which the Company reported) by the previous potential buyer, the Company entered into an agreement to modify the terms of its sharing and usage agreement with Xfone (hereinafter: the "Update Agreement"), with a corporation controlled by Mr. Yariv Lerner and the Clearmark Fund (hereinafter the "Potential Buyer"), which, on September 26, 2021, submitted an offer to purchase Xfone and for a settlement arrangement with its creditors. The Update Agreement is conditional upon the receipt of approvals, including the approval of the Potential Buyer's offer to purchase Xfone by the Israeli court and the receipt of the required approvals from the Israeli Ministry of Communications, or the MOC, and the Israeli competition commissioner, and under which the Company will not demand additional payment from the creditors' fund.

The modifications to the sharing and usage agreement include, among others, Xfone's undertaking to obtain the amended license from the MOC and the allocation of frequencies by virtue of the last frequency tender and the payment of the license and frequency fees to the MOC; the extension of the sharing and usage agreement validity for ten years from the date of receipt of the abovementioned approvals; the update of the consideration mechanism; additional corporate governance rights; and additional mechanisms.

Following the signing of the Update Agreement, the Company will support the Potential Buyer's offer at the creditors' meetings.

There is no certainty that the required approvals will be obtained.

The Company estimates that the consideration the Company will receive from Xfone under the updated sharing agreement, should the Potential Buyer's offer be approved and the Update Agreement enters into force, is significantly lower than what it would have received from Xfone under the current sharing agreement if it had not been breached by Xfone. As reported by the Company, Xfone does not pay the consideration it undertook to pay under the sharing agreement, since November 2020. However, the Company estimates that the expected consideration from the updated sharing agreement over the updated agreement period (ten years) is not materially different from the consideration that would have been received over the remainder of the original sharing agreement period (seven years) based on revenues recognized by the Company in the first half of 2021. The Company's estimates are  forward-looking information as defined in the U.S Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. The Company's estimates may be realized differently than was estimated, inter alia, due to development in Xfone's subscriber base, regulatory and competitive changes and other factors that are not under the Company's control.

The Company further updates that the hearing in the Israeli insolvency court has been postponed to September 5, 2021 and the creditors' meetings are scheduled to take place on September 30, 2021. The Company will further update on material developments.

The report regarding the withdrawal of the previous potential buyer from the agreements and the Company's entering into the Update Agreement were delayed in accordance with the provisions of the Israeli Regulation 36 (b) of the Securities Regulations (Periodic and Immediate Reports), 1970, for fear that disclosing the previous potential buyer's return from the agreements and the Company's entering into the Update Agreement prior to the submission of  the Potential Buyer's offer to the arrangement manager, could prevent and/or significantly harm the terms of the Update Agreement and/or its chances of materializing and/or prevent the submission and/or significantly harm the terms of the Potential Buyer's offer and/or its chances of being accepted. The delay in the report was removed following the submission of the Potential Buyer's offer to the arrangement manager.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 27, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary